EXHIBIT 99.4

                                ECI TELECOM LTD.

                          2005 SUB-PLAN (UNITED STATES)

                                    UNDER THE

         ECI TELECOM LTD. EMPLOYEE RESTRICTED SHARE INCENTIVE PLAN 2005

            This 2005 Sub-Plan (United States) (the "Sub-Plan") shall govern the grant of Restricted Shares to Eligible Persons, as defined below. This Sub-Plan is a Sub-Plan as defined in the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (the "Primary Plan"). The provisions of the Primary Plan will govern all grants of Restricted Shares under this Sub-Plan except as specifically set forth in this Sub-Plan. Capitalized terms used but not defined in this Sub-Plan shall have the meaning given them in the Primary Plan.

            1. Persons Eligible to Participate in the Sub-Plan. Residents of the United States who fall within one of the following categories are eligible to participate in this Sub-Plan ("Eligible Persons") (i) employees of the Company or any subsidiary of the Company ("Employees"), and (ii) consultants and other independent advisors who provide services to the Company or any subsidiary.

            2. No Trustee. The provisions of the Primary Plan relating to the grant of 102 Restricted Shares shall not apply to grants of Restricted Shares to Eligible Persons under this Sub-Plan.

            3. Tax Withholding. The Company's obligation to deliver the Restricted Shares when such shares vest shall be subject to the satisfaction of all applicable income and employment tax withholding requirements ("Withholding Taxes"). The Committee may, in its discretion, provide any or all Eligible Persons under the Sub-Plan with the right to use Shares in satisfaction of all or part of any Withholding Taxes to which such holders may become subject in connection with the vesting of their Restricted Shares. Such right may be provided to any such holder in either or both of the following formats:

                  A. Share Withholding. The election to have the Company withhold, from the Restricted Shares a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the holder).

                  B. Share Delivery. The election to deliver to the Company, at the time the Restricted Shares vest, one or more Shares previously acquired by such holder with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the holder.

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            4. Notice of Tax Election. A recipient of Restricted Shares shall notify the Company within 30 days after making an election under Section 83(b) of the Internal Revenue Code of 1986, as amended. A decision whether to make such an election and the making of any such election shall be in the sole discretion and responsibility of the recipient of Restricted Shares and not the Company.

            5. Effective Date and Term of Sub-Plan. The Sub-Plan shall become effective immediately on the date of its approval by the Shareholders of ECI Telecom (the "Plan Effective Date"). The Sub-Plan shall terminate on the date on which the Primary Plan terminates.

            6. Amendment of the Sub-Plan. The Board shall have complete and exclusive power and authority to amend or modify the Sub-Plan in any or all respects as set forth in the Primary Plan. However, no such amendment or modification shall adversely affect the rights and obligations with respect to Restricted Shares previously granted under the Sub-Plan unless the holder of such Restricted Shares consents to such amendment or modification. In addition, certain amendments may require shareholder approval pursuant to applicable laws or regulations.

            7. Regulatory Approvals. The implementation of the Sub- Plan, the granting of any Restricted Shares under the Sub-Plan shall be subject to the Company's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Sub-Plan and the Restricted Shares granted under it. No Shares shall be issued or delivered under the Sub-Plan unless and until there shall have been compliance with all applicable requirements of applicable securities laws, including the filing and effectiveness of the Form S-8 registration statement for the Shares issuable under the Sub-Plan, and all applicable listing requirements of the Nasdaq National Market.